News for Immediate Release

Electrovaya Reports Q4 FY2022 and Fiscal 2022 Results

Q4 revenue increased by 140% and FY 2022 revenue increased by 70% year over year

Toronto, Ontario - December 5, 2022 - Electrovaya Inc. ("Electrovaya" or the "Company") (TSX: EFL; OTCQB: EFLVF), a leading lithium-ion battery technology and manufacturing company, today reported its financial results for the fourth quarter and fiscal year ended September 30, 2022 ("Q4 FY2022" & "FY 2022", respectively). All dollar amounts are in U.S. dollars unless otherwise noted.

Financial Highlights:

● Revenue for Q4 FY2022 was $10 million (C$12.7 million), an increase of 140% compared to $4.2 million (C$5.4 million) in the fiscal fourth quarter ended September 30, 2021 ("Q4 FY2021"). Revenue for Q4 FY2022 also increased by 132% on a sequential basis compared to $4.3 million (C$5.4 million) in the fiscal third quarter ended June 30, 2022. Management is encouraged by the strong quarterly revenue growth and anticipates continued strong growth in Fiscal 2023 ("FY 2023"). The Company has received indications of significant new orders for delivery during the 2023 calendar year. Further details are provided in the "Positive Financial Outlook" section below.

● The Company generated positive EBITDA1 of $0.4 million (C$0.5 million) in Q4 FY2022.

● Revenue for FY 2022 increased by 71% to $19.8 million (C$25.4 million), compared to revenue of $11.6 million (C$14.8 million) in the fiscal year ended September 30, 2021 ("FY 2021").

● On November 9, 2022, the Company completed a private placement of Common Shares and Common Share purchase warrants with existing institutional investors, new institutional investors and Company insiders for gross proceeds of approximately C$14.8 million.

Business Highlights:

● On July 7, 2022, the Company announced the receipt of a battery purchase order through its OEM sales channel valued at approximately $11 million (C$14 million).

● On July 21, 2022, Electrovaya announced that it increased its credit facility limit from C$14 million to C$16 million to support sales growth. As a consideration for this amendment, the Company paid a fee of C$50,000, paid in shares to the financial institution.

● On July 28, 2022, the Company announced that it earned ISO 9001:2015 certification for its quality management system. The scope of the Company's certification includes the design, manufacturing, supply and repair of lithium-ion battery products.

● On October 3, 2022, the Company announced that it selected New York State as the location for its first U.S. gigafactory ("the Gigafactory") for the planned production of cells and batteries. The Company is planning to set up operations at a 137,000 square foot plant on a 52-acre campus near Jamestown, NY. The Gigafactory will be located in a former electronics manufacturing facility. This U.S. site will be in addition to Electrovaya's two operating sites in Canada and it is expected to open in phases starting in 2023.

Positive Financial Outlook:

The Company anticipates revenue of approximately $42 million (C$53 million) for FY 2023, more than double the revenue in FY 2022. The revenue is expected to be generated from two primary sources: direct sales and sales through the Company's OEM partner dealer network.

The revenue forecast takes into consideration the Company's existing purchase order backlog, anticipated pipeline from existing customers and forecasted additional demand from its OEM Strategic Supply Agreement, which has an exclusivity provision pursuant to which the OEM must make annual purchases in the minimum amount of $15 million (C$19 million) in order to maintain exclusivity. This annual period commences on January 1, 2023. While there is no assurance that the OEM will make more than $15 million of purchases in 2023, given the sales initiatives underway with the OEM, management anticipates achieving or possibly exceeding this minimum purchase level. This is reflected in the revenue forecast for FY 2023.

Impact of COVID-19 Pandemic:

Electrovaya is an essential business and has operated without major interruption during the COVID-19 pandemic to date. The Company's customers include large global firms in industries such as grocery, logistics, and e-commerce that are continuing to provide critical services during this difficult period. The crisis has highlighted Electrovaya's important role in helping its customers execute mission-critical applications under highly challenging conditions. COVID-19 did disturb the Company's supply chain from many of its global vendors, with resultant delays in delivery of the Company's products to its customers and associated cost increases.

1 Non-IFRS Measure: EBITDA does not have a standardized meaning under IFRS. Therefore it is unlikely to be comparable to similar measures presented by other issuers. Management believes that certain investors and analysts use EBITDA to measure the performance of the business.

Selected Annual Financial Information for the Years ended September 30, 2022, 2021 and 2020

Results of Operations

(Expressed in thousands of U.S. dollars)

Summary Financial Position

(Expressed in thousands of U.S. dollars)

Quarterly Results of Operations

(Expressed in thousands of U.S. dollars)

The Company's complete Financial Statements, Management Discussion and Analysis and Annual Information Form for the fourth quarter and fiscal year ended September 30, 2022 are available at www.sedar.com or on the Company's website at www.electrovaya.com.

Conference Call Details:

The Company will hold a conference call on Monday, December 5, 2022 at 5:00 p.m. Eastern Time (ET) to discuss the September 30, 2022 year-end financial results and to provide a business update.

US and Canada toll free: (877) 407-8291

International: + 1(201) 689-8345

Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=eyCY4Yn5

To help ensure that the conference begins in a timely manner, please dial in 10 minutes prior to the start of the call.

For those unable to participate in the conference call, a replay will be available for two weeks beginning on December 5, 2022 through December 19, 2022. To access the replay, the dial-in numbers are (877) 660-6853 and (201) 612-7415. The replay conference ID is 13734699.

For more information, please contact:

Investor and Media Contact:

Jason Roy

Electrovaya Inc.

Telephone: 905-855-4618

Email: jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power.. Electrovaya is a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Headquartered in Ontario, Canada, Electrovaya has production facilities in Canada and NY State, USA, with customers around the globe. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com

Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, among other things, revenue forecasts and in particular the revenue forecasts for the fiscal year ending September 2023 and the calendar year ending December 31, 2023, continuation of anticipated positive EBITDA, anticipated further sequential revenue growth in fiscal 2023, the ability to satisfy the Company's order backlog, the Company's ability to satisfy its ongoing debt obligations, anticipated increased collaboration with OEMs and OEM channels constituting a source of sales growth for the Company, anticipated continued increase in sales momentum in fiscal 2023 through OEMs and directly to large global companies, including Fortune 500 companies, the future direction of the Company's business and products, the effect of the ongoing global COVID-19 public health emergency on the Company's operations, its employees and other stake holders, including on customer demand, supply chain, and delivery schedule, the Company's ability to source supply to satisfy demand for its products and satisfy current order volume, technology development progress, pre-launch plans, plans for product development, plans for shipment using the Company's technology, production plans, the Company's markets, objectives, goals, strategies, intentions, beliefs, expectations and estimates, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to the Fiscal Year 2023 guidance, to the purchase and deployment of the Company's products by the Company's customers and users, and the timing for delivery thereof, and levels of expected sales and expected further purchases and demand growth are based on an assumption that the Company's customers and users will deploy its products in accordance with communicated intentions, that the Company will be able to deliver the ordered products on a basis consistent with past deliveries, and the anticipation of the Company delivering Infinity Battery Technology Products in FY2023 on the present and anticipated purchase order to meet FY 2023 revenue targets, anticipated revenues in FY 2023, gross margin and ability to increase prices to help maintain gross margins, ability to have production ramps of the Infinity Battery Technology Products in FY2023 to meet demand, ability to demonstrate viability, performance and manufacturability of its Solid State Platform, are all based on assumptions by the company and its end users. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company's customers, economic conditions generally and their effect on consumer demand, labour shortages, inflation, supply chain constraints, the potential effect of COVID restrictions in Canada and internationally on the Company's ability to produce and deliver products, and on its customers' and end users' demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company's supply chain and Company's capability to deliver the products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2022 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

The revenue for the periods described herein constitute future‐oriented financial information and financial outlooks (collectively, "FOFI"), and generally, are, without limitation, based on the assumptions and subject to the risks set out above under "Forward‐Looking Statements". Although management believes such assumptions to be reasonable, a number of such assumptions are beyond the Company's control and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. FOFI is provided for the purpose of providing information about management's current expectations and plans relating to the Company's future performance, and may not be appropriate for other purposes.

The FOFI does not purport to present the Company's financial condition in accordance with IFRS, and it is expected that there may be differences between audited results and preliminary results, and the differences may be material. The inclusion of the FOFI in this news release disclosure should not be regarded as an indication that the Company considers the FOFI to be a reliable prediction of future events, and the FOFI should not be relied upon as such.